Exhibit 99.1

Consent of Millennium Research Group, Inc.

We consent to (1) the use of and references to our name under the “Special Note Regarding Forward-Looking Statements and Industry Data” and “Business” sections in the prospectus included in the registration statement on Form S-1 of Tornier B.V. (the “Company”) and any amendments thereto (the “Registration Statement”) and (2) the filing of this consent as an exhibit to the Registration Statement by the Company for the use of our data and information in the abovementioned sections.

The sources of the data and information used in the “Business” section are derived from the reports “US Market Opportunities in Orthopedic Extremities 2009” and “Orthopedic Extremity Market Information for Europe and the Rest of the World.”

/s/ Richard Whalen
Millennium Research Group, Inc.

October 11, 2010